Exhibit 99.1

Evogene and Marrone Bio Innovations Disclose Positive Results in
Insect Control Collaboration

Novel proteins for activity against target insects being advanced to plant validation

Rehovot, Israel and Davis, California – May 16, 2016 – Evogene Ltd. (NYSE, TASE: EVGN), a leading company for the improvement of crop productivity and economics for food, feed and fuel, and Marrone Bio Innovations Inc. (MBI), (NASDAQ: MBII), a leading global provider of bio-based pest management and plant health products, announced today that they have successfully met an important milestone in their multi-year collaboration focused on discovery and validation of novel genes for insect control. In diet-based insect assays, certain proteins demonstrated control activity against several target pest insects, including fall armyworm, a devastating pest that causes annual damage of approximately $1 billion worldwide. Based on these results, selected bioactive proteins are now being advanced by the two companies to plant validation.

The collaboration, initiated in July 2014, and supported by funding from the Binational Industrial Research and Development (BIRD) Foundation, aims to bring to market new insect control solutions – seed traits and bio-insecticides – through leveraging the expertise and distinct assets and capabilities of each party. Utilizing Evogene's proprietary computational platform BiomeMiner™ and other predictive discovery capabilities, the two companies were able to pinpoint candidate proteins out of over tens of thousands of proteins identified from MBI's extensive and proprietary microbial collection. The proteins’ bioactivity for pest control were then validated in diet-based insect assays by both companies, and a subset of the candidates showed positive insecticidal results.

Ofer Haviv, President and CEO of Evogene stated, “We are very pleased with the advancement of the microbial insecticidal proteins in the pipeline. Teaming our capabilities for predictive bioactive protein discovery with MBI’s valuable microbial libraries provides a clear win/win opportunity for both companies, and we look forward to successful development of future plant protection products.  In addition, this positive advancement is another indication of Evogene's predictive capabilities in crop protection technology in general, and specifically in insect control solutions."

Pam Marrone, CEO and Founder of Marrone Bio Innovations said, “Increasing resistance of major insects to existing insect control products creates a growing need for novel products with new modes of action, and is the basis of our multi-year collaboration with Evogene.These promising results further demonstrate the synergy between our two companies. We are pleased to leverage our microbial assets into new areas.”

Based on the positive results announced today, the parties agreed to advance several novel insecticidal protein candidates, which have met the required test criteria, to model plant validation and to be followed by target crop validation. Successful candidates will then be further developed by Evogene, potentially in collaboration with a seed company, for insect control in crops such as corn, soybean and cotton, while MBI may commercialize the microbials as sprayable bio-insecticide products. The parties have agreed to share revenues from any products that may result from this collaboration.

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About Evogene Ltd.
Evogene (NYSE, TASE: EVGN) is a leading biotechnology company for the improvement of crop productivity. The Company has developed a proprietary innovative technology platform, leveraging scientific understanding & computational technologies to harness Ag ‘Big Data’ for developing improved seed traits (via: GM and non-GM approaches), as well as innovative ag-chemical and novel ag-biological products. Evogene has strategic collaborations with world-leading agricultural companies like: BASF, Bayer, DuPont, Monsanto and Syngenta, focusing on innovative crop enhancement and crop protection solutions. For more information, please visit www.evogene.com.

About Marrone Bio Innovations
Smart. Natural. Solutions.
Marrone Bio Innovations, Inc. (NASDAQ: MBII) strives to lead the movement to a more sustainable world through the discovery, development and promotion of biological products for pest management and plant health. Our effective and environmentally responsible solutions help customers operate more sustainably while controlling pests, improving plant health, and increasing crop yields. We have four products for agriculture on the market (Regalia®, Grandevo®, Venerate® and Majestene®). MBI also distributes Bio-tam 2.0® for Isagro USA in the western U.S. and MBI also markets Zequanox® for invasive mussels for water markets. We also have a proprietary discovery process, a rapid development platform, and a robust pipeline of pest management and plant health product candidates. At Marrone Bio Innovations we are dedicated to pioneering better biopesticides that support a better tomorrow for users around the globe. For more information, please visit www.marronebio.com.

Forward Looking Statements
This press release contains forward-looking statements that involve substantial risks and uncertain-ties.  All statements, other than statements of historical facts, included in this press release regarding strategy, future operations and plans, including assumptions underlying such statements, are forward-looking statements, and should not be relied upon as representing MBI’s or Evogene’s views as of any subsequent date.  Examples of such statements include statements regarding potential products or product candidates that may be identified and developed by MBI or Evogene, including the isolation, development, commercialization, market for, potential benefits of or revenues from any such product or product candidate, the results of any studies or validation tests on any product candidates,  MBI’s or Evogene’s efforts with respect to other potential products, the ongoing strategic partnership between MBI and Evogene and funding by BIRD Foundation. Such forward-looking statements are based on information available to MBI and Evogene as of the date of this release and involve a number of risks and uncertainties, some beyond the either party’s control, that could cause actual results to differ materially from those anticipated by these forward-looking statements, including any difficulty in isolating, developing and commercializing any potential product or product candidate, marketing the potential product with either party’s principal customers, competition in the market for pest management products, lack of understanding of bio-based pest management products by customers and growers, and adverse decisions by regulatory agencies and other relevant third parties.  Additional information that could lead to material changes in MBI’s or Evogene’s performance is contained in their respective filings with the SEC or other appropriate securities authorities.  Neither MBI nor Evogene is under no obligation to, and expressly disclaims any responsibility to, update or alter forward-looking statements contained in this release, whether as a result of new information, future events or otherwise.

Evogene Eyal Leibovitz CFO Israel IR@evogene.com 972-8-931-1900	Evogene IR Advisory - PCG Vivian Cervantes Investor Relations USA vivian@pcgadvisory.com 212-554-5482	MBI Investor Contact: James Palczynski, ICR 203-682-8229 James.Palczynski@icrinc.com MBI Contact: Nancy M. Hood, VP Marketing (530) 302-8290 nhood@marronebio.com